December 20, 2024

Alonso Sotomayor
Chief Financial Officer
Dynaresource, Inc.
The Urban Towers
W. Las Colinas Blvd.
Suite 1910 - North Tower
Irving, TX 75039

       Re: Dynaresource, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed April 16, 2024
           File No. 000-30371
Dear Alonso Sotomayor:

        We have reviewed your December 13, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 14, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 2. Properties, page 7

1.     Please file the amended filing with your proposed changes.

       Please tell us if you plan to prepare an S-K 1300 technical report summary and include S-K 1300 compliant mineral resources in subsequent filings. December 20, 2024
Page 2

        Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650
if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at 202-551-3610, with questions regarding the engineering comments.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation